UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                                     SEC FILE NUMBER: 033-05384
                                                       CUSIP NUMBER: 35908J 107

                                  FORM 12B-25

                          NOTIFICATION OF LATE FILING

(Check  One):   |  |  Form 10-K  |_|  Form 20-F  |_|  Form 11-K  |X|  Form 10-Q
        |_|  Form 10-D  |_|  Form N-SAR
        |_|  Form N-CSR
      For Period Ended: March 31, 2009
        |_|  Transition Report on Form 10-K
        |_|  Transition Report on Form 20-F
        |_|  Transition Report on Form 11-K
        |_|  Transition Report on Form 10-Q
        |_|  Transition Report on Form N-SAR
      For the Transition Period Ended :________________________

Read attached instruction sheet before preparing form. Please print or type. NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification related to a portion of the filing checked above, identify the item(s) to which the notification relates:

_____________________________________________________________________________

PART I--REGISTRANT INFORMATION


FRONTIER ENERGY CORPORATION
___________________________
Full Name of Registrant


___________________________
Former Name if Applicable


2413 Morocco Avenue
___________________
Address of Principal Executive Office (Street and Number)


North Las Vegas, Nevada  89031
______________________________
City, State and Zip Code

PART II--RULE 12B-25 (B) AND (C)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

|X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

|X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2009 cannot be filed within the prescribed time period because the Company needs additional time to review certain transactions with its accountants to insure adequate and proper disclosure of information required to be included in the Form 10-Q. The Company's Quarterly Report on Form 10-Q will be filed on or before the 5th calendar day following the prescribed due date.

PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Robert Genesi, President, (800) 914-1405

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                         |_|  Yes   |x|  No

  -  Form 10-K for the year ended December 31, 2008 has not yet been filed.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                         |_|  Yes   |X|  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reason why a reasonable estimate of the results cannot be made.

Frontier Energy Corporation
___________________________
(Name of Registrant as specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 15, 2009	          By:  /s/ Robert Genesi
				  ______________________
                                  Robert Genesi
                                  President